Exhibit 99.10

To the Limited Partners of

CMF Cirrus Master Fund L.P.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

/s/ Alper Daglioglu
By:	Alper Daglioglu
President and Director
Ceres Managed Futures LLC
General Partner,
CMF Cirrus Master Fund L.P.

Ceres Managed Futures LLC
522 Fifth Avenue
14th Floor
New York, NY 10036
855-672-4468

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

CMF Cirrus Master Fund L.P.:

We have audited the accompanying statement of financial condition (liquidation basis) of CMF Cirrus Master Fund L.P. (the “Partnership”), as of August 31, 2013 (termination of operations) and the related statements of income and expenses (liquidation basis) and changes in partners’ capital (liquidation basis) for the period from January 1, 2013 to August 31, 2013 (termination of operations). In addition, we have audited the accompanying statement of financial condition of the Partnership as of December 31, 2012, and the related statements of income and expenses and changes in partners’ capital for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Partnership terminated operations on August 31, 2013. As a result, the Partnership changed its basis of accounting from the going concern basis to the liquidation basis.

In our opinion, such financial statements present fairly, in all material respects, (1) the financial position (liquidation basis) of CMF Cirrus Master Fund L.P. as of August 31, 2013 (termination of operations), (2) the results of its operations (liquidation basis) and changes in partners’ capital (liquidation basis) for the period from January 1, 2013 to August 31, 2013 (termination of operations), (3) its financial position as of December 31, 2012, and (4) the results of its operations and changes in partners’ capital for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America applied on the bases described in the preceding paragraph.

/s/ Deloitte & Touche LLP

New York, New York

November 1, 2013

CMF Cirrus Master Fund L.P.

Statements of Financial Condition

August 31, 2013 (termination of operations)

(liquidation basis) and December 31, 2012

	August 31, 2013*	2012
Assets:
Equity in trading account:
Cash (Note 3c)	$10,979,153	$20,742,891

Total assets	$10,979,153	$20,742,891

Liabilities and Partners’ Capital:
Liabilities:
Accrued expenses:
Professional fees	$73,250	$57,098
Liquidation redemptions payable	10,905,903	—

Total liabilities	10,979,153	57,098

Partners’ Capital:
General Partner, 0.0000 unit equivalents at August 31, 2013 and December 31, 2012	—	—
Limited Partners, 0.0000 and 16,346.2811 Redeemable Units outstanding at August 31, 2013 and December 31, 2012, respectively	—	20,685,793

Total liabilities and partners’ capital	$10,979,153	$20,742,891

Net asset value per unit	$—	$1,265.47

*	Presented on a liquidation basis of accounting.

See accompanying notes to financial statements.

CMF Cirrus Master Fund L.P.

Statements of Income and Expenses

for the period from January 1, 2013 to August 31, 2013 (termination of operations)

(liquidation basis), and for the years ended December 31, 2012 and 2011

	2013*	2012	2011
Investment Income:
Interest income	$4,306	$13,167	$8,591

Expenses:
Clearing fees	65,786	61,370	57,881
Professional fees	110,869	65,540	57,000

Total expenses	176,655	126,910	114,881

Net investment (loss)	(172,349)	(113,743)	(106,290)

Trading Results:
Net gains (losses) on trading of commodity interests:
Net realized gains (losses) on closed contracts	(2,058,250)	3,150,705	2,396,102

Total trading results	(2,058,250)	3,150,705	2,396,102

Net income (loss)	$(2,230,599)	$3,036,962	$2,289,812

Net income (loss) per unit (Note 6)**	$(249.34)	$170.11	$96.41

Weighted average units outstanding	13,025.1791	19,386.3769	24,206.7617

*	Presented on a liquidation basis of accounting.

**	Based on change in net asset value per unit. (2013: pre-liquidation)

See accompanying notes to financial statements.

CMF Cirrus Master Fund L.P.

Statements of Changes in Partners’ Capital

for the period from January 1, 2013 to August 31, 2013 (termination of operations)

(liquidation basis), and for the years ended December 31, 2012 and 2011

Partners’ Capital
Initial capital contributions from limited partners at January 1, 2011 representing 26,270.9106 Redeemable Units	$26,270,911
Net income (loss)	2,289,812
Subscriptions of 976.3109 Redeemable Units	1,000,000
Redemptions of 6,143.4604 Redeemable Units	(6,420,970)
Distribution of interest income to feeder funds	(8,591)

Partners’ Capital at December 31, 2011	23,131,162
Net income (loss)	3,036,962
Subscriptions of 734.7399 Redeemable Units	850,917
Redemptions of 5,492.2199 Redeemable Units	(6,320,081)
Distribution of interest income to feeder funds	(13,167)

Partners’ Capital at December 31, 2012	20,685,793
Net income (loss)	(2,230,599)
Subscriptions of 1,650.8924 Redeemable Units	2,309,771
Redemptions of 17,997.1735 Redeemable Units	(20,760,659)
Distribution of interest to feeder funds	(4,306)

Partners’ Capital at August 31, 2013*	$—

Net asset value per unit:

2011:	$1,096.07

2012:	$1,265.47

2013:	$1,015.79	**

*	Presented on a liquidation basis of accounting.

**	Pre-liquidation redemption net asset value per unit.

See accompanying notes to financial statements.

CMF Cirrus Master Fund L.P.

Notes to Financial Statements (Liquidation Basis)

August 31, 2013

1.	Partnership Organization:

CMF Cirrus Master Fund L.P. (the “Master”) was a limited partnership organized under the partnership laws of the State of Delaware to engage in the speculative trading of a diversified portfolio of commodity interests including futures contracts, options, swaps and forward contracts. The Master traded commodity futures and option contracts of any kind but intended to initially trade solely energy and energy related products. The commodity interests that were traded by the Master were volatile and involved a high degree of market risk. The Master terminated operations on August 31, 2013. As a result, the Master changed the basis of accounting from the going concern basis to a liquidation basis. Liquidation basis accounting requires the Master to record assets and liabilities at values to be received in liquidation.

Ceres Managed Futures LLC, a Delaware limited liability company, acted as the general partner (the “General Partner”) and commodity pool operator of the Master. The General Partner is wholly owned by Morgan Stanley Smith Barney Holdings LLC (“MSSB Holdings”). MSSB Holdings is ultimately owned by Morgan Stanley. Morgan Stanley is a publicly held company whose shares are listed on the New York Stock Exchange and Morgan Stanley is engaged in various financial services and other businesses. Prior to June 28, 2013, Morgan Stanley indirectly owned a majority equity interest in MSSB Holdings and Citigroup Inc. indirectly owned a minority equity interest in MSSB Holdings.

On January 1, 2011 (commencement of trading operations), Commodity Advisors Fund L.P. (“Commodity Advisors”) (formerly Energy Advisors Portfolio L.P.) and Emerging CTA Portfolio L.P. (“Emerging CTA”) allocated a portion of their capital to the Master. Commodity Advisors purchased 4,000.0000 Redeemable Units with cash equal to $4,000,000. Emerging CTA purchased 22,270.9106 Redeemable Units with cash equal to $22,270,911. The Master was formed to permit commodity pools managed by Cirrus Capital Management LLC (the “Advisor”) using the Energy Program, a proprietary, systematic trading program, to invest together in one trading vehicle.

Prior to its termination on August 31, 2013, the Master operated under a structure where its investors consisted of Commodity Advisors and Emerging CTA (each a “Feeder”, collectively the “Funds”). Commodity Advisors and Emerging CTA owned approximately 11.6% and 88.4% investments in the Master at August 31, 2013, respectively. Commodity Advisors and Emerging CTA owned approximately 16.4% and 83.6% investments in the Master at December 31, 2012, respectively.

2.	Accounting Policies:

a.	Use of Estimates. The preparation of financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (“GAAP”) or with the liquidation basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. As a result, actual results could differ from these estimates.

The liquidation basis of accounting requires the Master to record assets and liabilities at values expected to be received in liquidation. The change in basis of accounting from the going concern basis to the liquidation basis did not have a material effect on the Master’s carrying value of assets and liabilities or its results of operations. All carrying values, whether market or fair values, are expected to be realized by management during liquidation. Also, the liquidation basis of accounting requires the financial statements to include a statement of net assets available to shareholders or changes in net assets available. The Statements of Changes in Partners’ Capital (included herein) presents the same information and thus the financial statements include a statement of net assets available to shareholders for the period January 1, 2013 to August 31, 2013.

CMF Cirrus Master Fund L.P.

Notes to Financial Statements (Liquidation Basis)

August 31, 2013

b.	Statement of Cash Flows. The Master is not required to provide a Statement of Cash Flows.

c.	Master’s Investments. All commodity interests of the Master including derivative financial instruments and derivative commodity instruments, were held for trading purposes. The commodity interests were recorded on trade date and open contracts were recorded at fair value (as described below) at the measurement date. Investments in commodity interests denominated in foreign currencies were translated into U.S. dollars at the exchange rates prevailing at the measurement date. Gains or losses were realized when contracts were liquidated. Net realized gains or losses were included in the Statements of Income and Expenses.

Master’s Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to fair values derived from unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls, are determined based on the lowest level input that is significant to the fair value measurement in its entirety. GAAP also requires the use of judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive.

The Master has separately presented purchases, sales, issuances, and settlements in its reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis) and made disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy as required under GAAP.

On October 1, 2012, the Financial Accounting Standards Board (the “FASB”) issued ASU 2012-04 “Technical Corrections and Improvements,” which makes minor technical corrections and clarifications to Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures.” When the FASB issued Statement 157 (codified in ASC 820), it conformed the use of the term “fair value” in certain pre-Codification standards but not others. ASU 2012-04 conforms the term’s use throughout the ASC “to fully reflect the fair value measurement and disclosure requirements” of ASC 820. ASU 2012-04 also amends the requirements that must be met for an investment company to qualify for the exemption from presenting a statement of cash flows. Specifically, it eliminates the requirements that substantially all of an entity’s investments be carried at “market value” and that the investments be highly liquid. Instead, it requires substantially all of the entity’s investments to be carried at “fair value” and classified as Level 1 or Level 2 measurements under ASC 820. The amendments are effective for fiscal periods beginning after December 15, 2012. The adoption of this ASU did not impact the Master’s financial statements.

The Master considered prices for exchange-traded commodity futures, forwards and options contracts to be based on unadjusted quoted prices in active markets for identical assets and liabilities (Level 1). The values of non exchange-traded forwards, swaps and certain options contracts for which market quotations are not readily available are priced by broker-dealers that derive fair values for those assets and liabilities from observable inputs (Level 2). As of August 31, 2013 and December 31, 2012, the Master did not hold any derivative instruments based on unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), for which market quotations are not readily available and are priced by broker-dealers that derive fair values for those assets and liabilities from observable inputs (Level 2) or that were

CMF Cirrus Master Fund L.P.

Notes to Financial Statements (Liquidation Basis)

August 31, 2013

priced at fair value using unobservable inputs through the application of management’s assumptions and internal valuation pricing models (Level 3).

d.	Futures Contracts. The Master traded futures contracts. A futures contract is a firm commitment to buy or sell a specified quantity of investments, currency or a standardized amount of a deliverable grade commodity, at a specified price on a specified future date, unless the contract is closed before the delivery date or the delivery quantity is something where physical delivery cannot occur (such as the S&P 500 Index), whereby such contract is settled in cash. Payments (“variation margin”) were made or received by the Master each business day, depending on the daily fluctuations in the value of the underlying contracts, and were recorded as unrealized gains or losses by the Master. When the contract was closed, the Master recorded a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Transactions in futures contracts require participants to make both initial margin deposits of cash or other assets and variation margin deposits, through the futures broker, directly with the exchange on which the contracts are traded. Net realized gains (losses) and changes in net unrealized gains (losses) on futures contracts are included in the Statements of Income and Expenses.

e.	Options. The Master was permitted to purchase and write (sell) both exchange listed and over-the-counter (“OTC”) options on commodities or financial instruments. An option is a contract allowing, but not requiring, its holder to buy (call) or sell (put) a specific or standard commodity or financial instrument at a specified price during a specified time period. The option premium is the total price paid or received for the option contract. When the Master wrote an option, the premium received was recorded as a liability in the Statements of Financial Condition and marked to market daily. When the Master purchased an option, the premium paid was recorded as an asset in the Statements of Financial Condition and marked to market daily. Net realized gains (losses) on options contracts are included in the Statements of Income and Expenses.

f.	Income and Expenses Recognition. All of the income and expenses and realized and unrealized gains and losses on trading of commodity interests were determined on each valuation day and allocated pro rata among the Funds at the time of such determination.

g.	Income Taxes. Income taxes have not been provided as each partner is individually liable for the taxes, if any, on its share of the Master’s income and expenses.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Master’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to tax at the Master level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year. The General Partner concluded that no provision for income tax is required in the Master’s financial statements.

The Master files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The 2011 through 2012 tax years remain subject to examination by U.S. federal and most state tax authorities. The 2013 tax return, once filed, will be subject to examination for three years. The General Partner does not believe that there are any uncertain tax positions that require recognition of a tax liability.

h.	Subsequent Events. The General Partner evaluates events that occur after the balance sheet date but before financial statements are filed. The General Partner has assessed the

CMF Cirrus Master Fund L.P.

Notes to Financial Statements (Liquidation Basis)

August 31, 2013

subsequent events through the date of filing and determined that other than that described in Note 8 to the financial statements, no events have occurred that require adjustments of or disclosure in the financial statements.

i.	Net Income (Loss) per unit. Net income (loss) per unit was calculated in accordance with investment company guidance. See Note 6, “Financial Highlights.”

3.	Agreements:

a.	Limited Partnership Agreement:

The General Partner administered the business and affairs of the Master including selecting one or more advisors to make trading decisions for the Master.

b.	Management Agreement:

The General Partner, on behalf of the Master, entered into a management agreement (the “Management Agreement”) with the Advisor, a registered commodity trading advisor. The Advisor was not affiliated with the General Partner or Citigroup Global Markets Inc. (“CGM”) and was not responsible for the organization or operation of the Master. The Management Agreement provided that the Advisor had sole discretion in determining the investment of the assets of the Master. All management fees in connection with the Management Agreement were borne by the Funds. The Management Agreement was in effect until August 31, 2013.

c.	Customer Agreement:

The Master entered into a customer agreement (the “Customer Agreement”) with CGM whereby CGM provided services which included, among other things, the execution of transactions for the Master’s account in accordance with orders placed by the Advisor. All exchange, clearing, service, user, give-up, floor brokerage and National Futures Association fees (collectively, the “clearing fees”) were borne by the Master. All other fees including CGM’s direct brokerage fees were borne by the Funds. All of the Master’s assets were deposited in the Master’s account at CGM. The Master’s cash was deposited by CGM in segregated bank accounts to the extent required by Commodity Futures Trading Commission regulations.

4.	Trading Activities:

The Master was formed for the purpose of trading contracts in a variety of commodity interests, including derivative financial instruments and derivative commodity interests. The results of the Master’s trading activities are shown in the Statements of Income and Expenses.

All of the commodity interests owned by the Master were held for trading purposes. The monthly average number of futures contracts traded for the period ended August 31, 2013 and for the year ended December 31, 2012 were 1,522 and 1,083, respectively. The monthly average number of realized option contracts traded for the period ended August 31, 2013 and for the year ended December 31, 2012 were 249 and 194, respectively.

CMF Cirrus Master Fund L.P.

Notes to Financial Statements (Liquidation Basis)

August 31, 2013

The following tables indicate the trading gains, by market sector, on derivative instruments for the period ended August 31, 2013 (termination of operations) and years ended December 31, 2012 and 2011.

	August 31, 2013 Gain (loss) from trading		December 31, 2012 Gain (loss) from trading		December 31, 2011 Gain (loss) from trading
Sector
Energy	$(2,058,250)		$3,150,705		$2,396,102

Total	$(2,058,250	)*	$3,150,705	*	$2,396,102	*

*	This amount is in “Total trading results” on the Statements of Income and Expenses.

5.	Subscriptions, Distributions and Redemptions:

Subscriptions were accepted monthly from investors and they became limited partners on the first day of the month after their subscription was processed. A limited partner had the right to withdraw all or part of their capital contribution and undistributed profits, if any, from the Master in multiples of the net asset value per Redeemable Unit as of the end of any month. The Redeemable Units were classified as a liability when the limited partner elected to redeem and informed the Master.

6.	Financial Highlights:

Changes in the net asset value per unit for the period from January 1, 2013 to August 31, 2013 (termination of operations) and the years ended December 31, 2012 and 2011 were as follows:

	2013	2012	2011
Net realized and unrealized gains (losses)[1]	$(239.85)	$172.93	$98.58
Interest Income	0.34	0.71	0.34
Expenses[2]	(9.83)	(3.53)	(2.51)

Increase (decrease) for the period	(249.34)	170.11	96.41
Distribution of interest income to feeder funds	(0.34)	(0.71)	(0.34)
Net asset value per unit, beginning of period/year	1,265.47	1,096.07	1,000.00

Net asset value per unit, end of period/year[3]	1,015.79	1,265.47	1,096.07
Liquidation redemption per unit at 8/31/13	(1,015.79)	—	—

Ending net asset value per unit	$—	$1,265.47	$1,096.07

[1]	Includes clearing fees.

[2]	Excludes clearing fees.

[3]	Calculated based on pre-liquidation redemption net asset value per unit.

	2013	2012	2011
Ratios to average net assets:
Net investment income (loss)[5]	(1.5)%[4]	(0.5)%	(0.4)%

Operating expenses	1.6%[4]	0.6%	0.5%

Total return	(19.7)%[3]	15.5%	9.6%

[4]	Annualized.

[5]	Interest income less total expenses.

CMF Cirrus Master Fund L.P.

Notes to Financial Statements (Liquidation Basis)

August 31, 2013

The above ratios may vary for individual investors based on the timing of capital transactions during the year. Additionally, these ratios were calculated for the limited partner class using limited partners’ share of income, expenses and average net assets.

7.	Financial Instrument Risks:

In the normal course of business, the Master was party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments included forwards, futures, options and swaps, whose values were based upon an underlying asset, index, or reference rate, and generally represented future commitments to exchange currencies or cash balances, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may have been traded on an exchange or over-the-counter (“OTC”). Exchange-traded instruments are standardized and include futures and certain forwards and option contracts. OTC contracts are negotiated between contracting parties and include certain forwards, swaps and option contracts. Specific market movements of commodities or futures contracts underlying an option cannot accurately be predicted. The purchaser of an option may lose the entire premium paid for the option. The writer, or seller, of an option has unlimited risk. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange-traded instruments because of the greater risk of default by the counterparty to an OTC contract.

Market risk is the potential for changes in the value of the financial instruments traded by the Master due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Master was exposed to market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. The Master’s risk of loss in the event of a counterparty default was typically limited to the amounts recognized in the Statements of Financial Condition and not represented by the contract or notional amounts of the instruments. The Master’s risk of loss was reduced through the use of legally enforceable master netting agreements with counterparties that permitted the Master to offset unrealized gains and losses and other assets and liabilities with such counterparties upon the occurrence of certain events. The Master had credit risk and concentration risk, as CGM or a CGM affiliate was the sole counterparty or broker with respect to the Master’s assets. Credit risk with respect to exchange-traded instruments was reduced to the extent that through CGM, the Master’s counterparty was an exchange or clearing organization.

The Advisor concentrated the Master’s trading in energy related markets. Concentration in a limited number of commodity interests may have subjected the Master’s account to greater volatility than a more diversified portfolio of contracts.

As both a buyer and seller of options, the Master paid or received a premium at the outset and then bore the risk of unfavorable changes in the price of the contract underlying the option. Written options exposed the Master to potentially unlimited liability; for purchased options the risk of loss was limited to the premiums paid. Certain written put options permitted cash settlement and do not require

CMF Cirrus Master Fund L.P.

Notes to Financial Statements (Liquidation Basis)

August 31, 2013

the option holder to own the reference asset. The Master did not consider these contracts to be guarantees.

The General Partner monitored and attempted to control the Master’s risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly, believed that it had effective procedures for evaluating and limiting the credit and market risks to which the Master may have been subject. These monitoring systems generally allowed the General Partner to statistically analyze actual trading results with risk-adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provided account analysis of futures, and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

The majority of these instruments matured within one year of the inception date. However, due to the nature of the Master’s business, these instruments may not have been held to maturity.

8.	Liquidation of the Master:

Distributions of the Master’s capital to the Funds were made on September 4 and September 23, 2013.